UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )

The Rubicon Project, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

78112V 10 2

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78112V 10 2	SCHEDULE 13G

(1)	NAME OF REPORTING PERSON Clearstone Venture Partners III-A, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 6,189,340 shares
(6) SHARED VOTING POWER 0
(7) SOLE DISPOSITIVE POWER 6,189,340 shares
(8) SHARED DISPOSITIVE POWER 0
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,189,340 shares
(10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.2% [1]
(12)	TYPE OF REPORTING PERSON (See Instructions) PN

[1]	The percent of class was calculated based on a total of 35,955,841 shares of common stock outstanding as disclosed in the Issuer’s 10-Q filed with the Securities and Exchange Commission on October 31, 2014.

Page 2 of 9 Pages

CUSIP No. 78112V 10 2	SCHEDULE 13G

(1)	NAME OF REPORTING PERSON Clearstone Venture Partners III-B, a Delaware multiple series LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 110,640 shares
(6) SHARED VOTING POWER 0
(7) SOLE DISPOSITIVE POWER 110,640 shares
(8) SHARED DISPOSITIVE POWER 0
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 110,640 shares
(10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.3% [2]
(12)	TYPE OF REPORTING PERSON (See Instructions) OO

[2]	The percent of class was calculated based on a total of 35,955,841 shares of common stock outstanding as disclosed in the Issuer’s 10-Q filed with the Securities and Exchange Commission on October 31, 2014.

Page 3 of 9 Pages

CUSIP No. 78112V 10 2	SCHEDULE 13G

(1)	NAME OF REPORTING PERSON Clearstone Venture Management III, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 6,299,980
(6) SHARED VOTING POWER 0
(7) SOLE DISPOSITIVE POWER 6,299,980
(8) SHARED DISPOSITIVE POWER 0
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,299,980
(10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.5% [3]
(12)	TYPE OF REPORTING PERSON (See Instructions) OO

[3]	The percent of class was calculated based on a total of 35,955,841 shares of common stock outstanding as disclosed in the Issuer’s 10-Q filed with the Securities and Exchange Commission on October 31, 2014.

Page 4 of 9 Pages

Item 1.

(a)	Name of Issuer:

The Rubicon Project, Inc. (the “Issuer” or the “Company”)

(b)	Address of Issuer’s Principal Executive Offices:

725 Arizona Ave, Suite 304

Santa Monica, CA 90401

Item 2.

(a)	Name of Person Filing:

This Statement is filed by the following entities (referred to as the “Reporting Persons”):

•	Clearstone Venture Partners III-A, L.P. (“Clearstone A”)

•	Clearstone Venture Partners III-B, a Delaware Multiple Series LLC (“Clearstone B”)

•	Clearstone Venture Management III, LLC (the “General Partner”)

(b)	Address or Principal Business Office or, If None, Residence:

c/o Clearstone Venture Partners

1351 4th Street, 4th Floor

Santa Monica, CA 90401

(c)	Citizenship:

The entities listed in Item 2(a) are organized under the laws of Delaware.

(d)	Title of Class of Securities:

Common Stock, $0.00001 par value per share

(e)	CUSIP Number:

78112V 10 2

Page 5 of 9 Pages

CUSIP No. 78112V 10 2

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.0 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1:

Incorporated by reference to items (5)-(11) of cover sheets hereto.

(i)	Clearstone A beneficially owns 6,189,340 shares of Common Stock, which represents approximately 17.2% of the outstanding shares of Common Stock.

(ii)	Clearstone B beneficially owns 110,640 shares of Common Stock, which represents approximately 0.3% of the outstanding shares of Common Stock.

(iii)	The General Partner is the general partner and managing member of Clearstone A and Clearstone B respectively, and may be deemed to beneficially own 6,299,980 shares of Common Stock, which represents approximately 17.5% of the outstanding shares of Common Stock.

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable

Page 6 of 9 Pages

CUSIP No. 78112V 10 2

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certifications.

Not applicable

Page 7 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CLEARSTONE VENTURE PARTNERS III-A, L.P.

BY: CLEARSTONE VENTURE PARTNERS III L.L.C

Dated: February 17, 2015	By:	/s/ Sumant Mandal
	Name:	Sumant Mandal
	Title:	Managing Member

CLEARSTONE VENTURE PARTNERS III-B, A DELAWARE MULTIPLE SERIES LLC

BY: CLEARSTONE VENTURE PARTNERS III L.L.C

Dated: February 17, 2015	By:	/s/ Sumant Mandal
	Name:	Sumant Mandal
	Title:	Managing Member

CLEARSTONE VENTURE PARTNERS III L.L.C

Dated: February 17, 2015	By:	/s/ Sumant Mandal
	Name:	Sumant Mandal
	Title:	Managing Member

Page 8 of 9 Pages

Exhibit A

Joint Filing Agreement

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

CLEARSTONE VENTURE PARTNERS III-A, L.P.

BY: CLEARSTONE VENTURE PARTNERS III L.L.C

Dated: February 17, 2015	By:	/s/ Sumant Mandal
Name: Sumant Mandal
Title: Managing Member

CLEARSTONE VENTURE PARTNERS III-B, A DELAWARE MULTIPLE SERIES LLC

BY: CLEARSTONE VENTURE PARTNERS III L.L.C

Dated: February 17, 2015	By:	/s/ Sumant Mandal
Name: Sumant Mandal
Title: Managing Member

CLEARSTONE VENTURE PARTNERS III L.L.C

Dated: February 17, 2015	By:	/s/ Sumant Mandal
Name: Sumant Mandal
Title: Managing Member

Page 9 of 9 Pages